SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13D-2(A)
                   (AMENDMENT NO. 2 AND AMENDMENT NO. 3)(1)


                          Westfield America, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                959910 10 0
-------------------------------------------------------------------------------
                               (CUSIP Number)

                                 Irv Hepner
                      c/o Westfield Corporation, Inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               March 17, 2000
               ----------------------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /_/

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 959910 10 0            SCHEDULE 13D            PAGE  1  OF  19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Cordera Holdings Pty. Limited ACN 000 699 249
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                   (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |_|
      TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            600,000
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,233,648
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             600,000
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       81,233,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0             SCHEDULE 13D           PAGE  2  OF  19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Frank P. Lowy
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                      (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,833,648
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             -0-
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       81,833,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0            SCHEDULE 13D           PAGE  3  OF   19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      David H. Lowy
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                    (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,833,648
    REPORTING       -----------------------------------------------------------
     PERSON         9      SOLE DISPOSITIVE POWER
      WITH                 -0-
                    -----------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            81,833,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


CUSIP NO. 959910 10 0           SCHEDULE 13D            PAGE  4  OF   19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Peter S. Lowy
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                      (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,833,648
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             -0-
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       81,833,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0            SCHEDULE 13D           PAGE  5  OF   19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Steven M. Lowy
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                      (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,833,648
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             -0-
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       81,833,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  6  OF  19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield Holdings Limited ACN 001 671 496
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|X|
                                                               (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             81,833,648
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             -0-
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       81,833,648
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0         SCHEDULE 13D              PAGE  7  OF  19   PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield Corporation, Inc.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|X|
                                                              (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            2,264,210
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             79,569,438
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             2,264,210
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       79,569,438
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* _|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0         SCHEDULE 13D              PAGE  8  OF   19  PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield American Investments Pty. Limited ACN 003 161 475
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                   (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            14,583,642
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             67,250,006
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             14,583,642
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       67,250,006
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------



CUSIP NO. 959910 10 0        SCHEDULE 13D              PAGE  9  OF   19   PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092
      058 449
      -------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|X| (b)|_|
      -------------------------------------------------------------------------
      3 SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |_|
      TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
-------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES            64,310,996
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             17,522,652
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             64,310,996
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       17,522,652

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      81,833,648
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 83.8%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------



                            AMENDMENT NO. 2 AND
                             AMENDMENT NO. 3 TO
                         STATEMENT ON SCHEDULE 13D

            This Amendment No. 2 (the "Amendment No. 2") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Cordera/Lowys Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). This Amendment No. 3 (the "Amendment No. 3") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "WHL Schedule 13D" and together with the Cordera/Lowys 13D, the "13Ds"), as amended, relating to the Common Shares of the Company. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is being filed on behalf of Cordera Holdings Pty. Limited ("Cordera"), Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy, and this Amendment No. 3 is being filed on behalf of Westfield Holdings Limited ("WHL"), Westfield Corporation, Inc ("WCI"), Westfield American Investments Pty. Limited ("WAI") and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust ("WAM," and together with Cordera, each of the Messrs. Lowys, WHL, WCI and WAI, the "Reporting Persons").

INTRODUCTORY PARAGRAPH

            The introductory paragraph, which immediately precedes Item 1, of the Schedule 13Ds are amended as follows:

            The Reporting Persons (as defined in Item 2) are together making this filing because they are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13Ds are hereby amended as follows:

            In August 1999, the Perpetual Trustee Company Limited ("PTCL"), as trustee of Westfield America Trust ("WAT"), purchased an aggregate of 477,778 shares of Series E cumulative convertible redeemable preferred stock (the "Series E Preferred Shares") of the Company for cash consideration of $86,000,040. The cash consideration for the acquisition of the Series E Preferred Shares was obtained through an equity placement in Australia which raised A$130 million, with the remainder obtained from working capital.

            On May 8, 2000, the Company's shareholders approved the issuance of Common Shares upon conversion of the Series E Preferred Shares if then held by a substantial security holder of the Company or other restricted holder under the New York Stock Exchange Rules. Accordingly, the Series E Preferred Shares are immediately convertible into Common
Shares. Each Series E Preferred Share is convertible at the option of the holder at any time, into such number of Common Shares as is determined by dividing $180.00 (which number is the aggregate Liquidation Preference of such share) plus accrued but unpaid dividends by the Conversion Price (as defined below). The initial Conversion Price is $18.00, subject to standard anti-dilution provisions.

            As more fully described in Item 5(b) of this Schedule 13D, last year the bifurcated trustee/manager structure in respect of WAT was eliminated. WAM, a wholly-owned subsidiary of WHL, became the entity responsible (the "Responsible Entity") for all aspects of WAT, and PTCL, the former trustee of WAT, continued to act as custodian of the assets of WAT. On February 13, 2001 the transfer from PTCL to WAM of record ownership of all 64,310,996 Common Shares deemed to be beneficially owned by WAM was completed, and PTCL ceased to act as custodian of the Common Shares. WAM has the sole power to vote and dispose of all 64,310,996 Common Shares deemed to be beneficially owned by WAM, in its capacity as Responsible Entity and trustee of WAT.

            In May 2000, 251,800 Common Shares were acquired by PTCL, in its capacity as custodian of the assets of WAT, for cash consideration of $3,631,887 which consideration was obtained from working capital.

            In June 2000, 22,800 Common Shares were acquired by PTCL, in its capacity as custodian of the assets of WAT, for cash consideration of $321,700 which consideration was obtained from working capital.

            In June 2000, WAM, in its capacity as the Responsible Entity of WAT, purchased a warrant (the "2000 Warrant") to acquire 2,840,000 Common Shares for cash consideration of $1,860,000, which consideration was obtained from working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13Ds are hereby amended as follows:

            The Series E Preferred Shares and the Common Shares were acquired in order to increase the equity interest of WAT in the Company. WAM, as the Responsible Entity and trustee of WAT, may continue to acquire securities of the Company from time to time. WAM acquired the 2000 Warrant in order to increase the equity interest of WAT in the Company.

            Except as set forth in the Schedule TO-C, dated February 15, 2001, filed by WAM, a copy of which is attached as an exhibit hereto, and is incorporated herein by reference, and the transactions contemplated thereunder, none of the Reporting Persons has any plans or proposals which relate to or would result in:

            (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (5) any material change in the present capitalization or dividend policy of the Company;

            (6) any other material change in the Company's business or corporate structure;

            (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (10) any action similar to any of those enumerated above.

            On February 15, 2001, a complaint was filed in state court in Los Angeles County, California, naming the Company, Frank P. Lowy, Francis
T. Vincent, Jr., Larry A. Silverstein, David H. Lowy, Herman Huizinga, Bernard Marcus, Roy L. Furman, Frederick G. Hilmer and Peter S. Lowy, together with Westfield America Trust and Westfield Holdings Limited, as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the shares of common stock of the Company not held by Westfield America Trust and certain of its affiliates is unfair and inadequate and that the directors of the Company breached their fiduciary duties by approving a transaction which will benefit fiduciaries at the expense of the public shareholders of the Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. This case is titled Joshua Teitelbaum v. Frank P. Lowy, et. al., Case No. BC245070 (Cal. Super. Ct., Cty of Los Angeles). A copy of the complaint is filed as Exhibit I hereto and is incorporated herein by reference in its entirety.

            On February 15, 2001, an additional complaint titled Adrienne Kaufman v. Westfield America, Inc. et. al., Case No. BC245136 (Cal. Super. Ct., Cty of Los Angeles), was filed in state court in Los Angeles County, California, naming the Company, its directors and Westfield America
Trust, as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the shares of common stock of the Company not held by Westfield America Trust and certain of its affiliates is unfair and does not reflect the value of the Company's assets and that the directors of the Company are engaging in self-dealing, are not acting in good faith and have breached their fiduciary duties at the expense of the public shareholders of the Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. A copy of the complaint is filed as Exhibit J hereto and is incorporated herein by reference in its entirety.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Schedule 13Ds are hereby amended as follows:

            (a) The Reporting Persons, because they are a "group" for purposes of Section 13(d)(3) of the Act, may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 2,264,210 Common Shares owned by WCI, (ii) the 14,583,642 Common Shares deemed to be beneficially owned by WAI, (iii) the 64,310,996 Common Shares deemed to be beneficially owned by WAM, acting in its capacity as Responsible Entity and trustee of WAT, (iv) the 600,000 Common Shares owned by Cordera, and (v) the Common Shares held by the PM Capital Absolute Performance Fund (the "PM Capital Fund"), which the Messrs. Lowy own an interest in through their ownership interest of LFG Holdings Pty. Limited. This represents an aggregate of 81,833,648 Common Shares, which represents approximately 83.8% of the outstanding Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

            WCI disclaims beneficial ownership of the Common Shares described in (ii) through (v) above. WAI disclaims beneficial ownership of the Common Shares described in (i), and (iii) through (v) above. WAM disclaims beneficial ownership of the Common Shares described in (i) through (v) above. WHL disclaims beneficial ownership of the shares described in (iii) through (v) above. Cordera disclaims beneficial ownership of the Common Shares described in (i) through (iii), and (v) above. Each of the Messrs. Lowy disclaims beneficial ownership of the shares described in (i) through (iii), and (v) above.

            Item 5(b) of the Schedule 13Ds are hereby amended as follows:

            (b) WCI has the sole power to vote and dispose of all 2,264,210 Common Shares held by it.

            WAI has the sole power to vote and dispose of all 14,583,642 held by it.

            The PM Capital Fund has the sole power to vote and dispose of all 74,800 Common Shares beneficially owned by it.

            Pursuant to the Managed Investments Act 1998 enacted by the Australian legislature, the bifurcated trustee/manager structure in respect of WAT has been eliminated and a single entity responsible for all aspects of WAT appointed. On registration of WAT as a managed investment scheme, WAM became the Responsible Entity of WAT, and PTCL, the former trustee of WAT continued to act as custodian of the assets of WAT. On February 13, 2001 the transfer from PTCL to WAM of record ownership of all 64,310,996 Common Shares deemed to be beneficially owned by WAM was completed, and PTCL ceased to act as custodian of the Common Shares. WAM has the sole power to vote and dispose of all 64,310,996 Common Shares deemed to be beneficially owned by WAM, in its capacity as Responsible Entity and trustee of WAT.

            Item 5(c) of the Schedule 13Ds are hereby amended as follows:

            (c) PTCL, as custodian of the assets of WAT, effected the following open market purchases of Common Shares since the Reporting Persons' most recent filing on Schedule 13D.

            Date of                    Number                   Price
            Transaction              of Shares                per Share

            5/11/00                    30,000                 $14.1235
            5/12/00                    30,000                 $14.4173
            5/15/00                    17,000                 $14.3456
            5/16/00                    20,000                 $14.5000
            5/17/00                    25,000                 $14.5000
            5/18/00                     1,500                 $14.5000
            5/19/00                     5,000                 $14.3750
            5/22/00                     5,000                 $14.0625
            5/23/00                   100,000                 $14.5000
            5/24/00                    15,000                 $14.5000
            5/25/00                     3,300                 $14.5000
            6/8/00                      5,000                 $14.5000
            6/15/00                     2,800                 $14.0000
            6/23/00                    15,000                 $14.0000

            Item 5(d) of the Schedule 13Ds are hereby amended as follows:

            (d) Holders of WAT units will receive economic benefits from the Common Shares and the Preferred Shares held by WAM. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially 20.6% of outstanding WAT units and each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed to each own beneficially 27.0% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13Ds are hereby amended as follows:

            Under the constitution of WAT, WAM has the sole power to vote and dispose of all Common Shares held by WAM.

            Under the Subscription Agreement, dated as of July 15, 1999, among the Company, WAM and PTCL (the "WAT Subscription Agreement"), so long as WAT holds any Series E Preferred Shares, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, WAM shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series E Preferred Shares held by WAT in an amount equal to 115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            In addition, pursuant to the Certificate of Designation setting forth "Resolution Designating Series E Preferred Shares and Fixing Preferences and Rights Thereof " (the "Series E Certificate of Designation"), the Series E Preferred Shares are redeemable, at the option of the Company, on or after August 16, 2009 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series E Certificate of Designation, if there is a Change of Control (as defined therein), the holders of the Series E Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series E Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series E Certificate of Designation, from and after August 16, 2009, the holders of the Series E Preferred Shares have the right to require the Company to redeem their Series E Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is equal to or less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series E Certificate of Designation, the holders of Series E Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series E Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series E Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series E Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series E Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series E Preferred Shares.

            Under the 2000 Warrant, WAT has the right to purchase, at any time and from time to time, in whole or in part 2,840,000 Common Shares at an exercise price of $19.42 per share, subject to adjustment in certain events, which right will expire on June 1, 2025.

            Under the Cooperation Agreement, dated February 14, 2001, between WAM and WHL, ("the Cooperation Agreement"), WAM and WHL have agreed to take certain actions to facilitate the going private transaction of the Company.

            All references to, and summaries of, the constitution of WAT, the WAT Subscription Agreement, the Series E Certificate of Designation, the Warrant and the Cooperation Agreement in this Amendment No. 2 and Amendment No. 3 are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits hereto and incorporated herein by this reference.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Exhibit A    Power of Attorney(1)

            Exhibit B    Deed of Variation, dated March 17, 2000, of
                         Westfield America Trust

            Exhibit C    WAT Subscription Agreement, dated as of July 15,
                         1999(2)

            Exhibit D    Series E Certificate of Designation(3)

            Exhibit E    2000 Warrant(4)

            Exhibit F    Agreement of Joint Filing

            Exhibit G    Schedule TO-C, dated February 15, 2001

            Exhibit H    Cooperation Agreement, dated February 14, 2001,
                         between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust and Westfield Holdings
                         Limited

            Exhibit I Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy, Francis T. Vincent, Jr. , Larry A
                         Silverstein, David H. Lowy, Herman Huizinga,
                         Bernard Marcus, Roy L. Furman, Frederick G.
                         Hilmer, Peter S. Lowy, Westfield America, Inc., Westfield America Trust and Westfield Holdings Limited, filed on February 15, 2001 in the Superior Court of the State of California, County of Los Angeles

            Exhibit J    Copy of complaint titled Adrienne Kaufman v.
                         Westfield America, Inc., Westfield America Trust,
                         Frank P. Lowy, Peter S. Lowy, Steven M. Lowy,
                         Richard E. Green, Roy L. Furman, Herman Huizinga,
                         Bernard Marcus, Larry A. Silverstein and Francis
                         T. Vincent, Jr., filed on February 15, 2001 in the
                         Superior Court of the State of California, County of Los Angeles

-------------
(1) Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy.

(2) Incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed November 15, 1999, File No. 333-22731.

(3) Incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's registration statement on Form S-3 filed July 7, 2000 (Registration No. 333-93163).

(4) Incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed August 14, 2000, File No. 333-22731.



                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 21, 2001

                           CORDERA HOLDINGS PTY. LIMITED


                           By: /s/ Peter S. Lowy
                              ------------------------------------
                              Peter S. Lowy
                              Director


                                              *
                           ---------------------------------------
                                        Frank P. Lowy


                                              *
                           ---------------------------------------
                                        David H. Lowy


                           /s/ Peter S. Lowy
                           ---------------------------------------
                                        Peter S. Lowy


                                              *
                           ---------------------------------------
                                       Steven M. Lowy


                           * By: /s/ Peter S. Lowy
                                ----------------------------------
                              Peter S. Lowy
                              Attorney-in-fact


                           WESTFIELD HOLDINGS LIMITED


                           By: /s/ Peter S. Lowy
                                ----------------------------------
                                 Peter S. Lowy
                                 Managing Director


                           WESTFIELD CORPORATION, INC.


                           By: /s/ Peter S. Lowy
                                ----------------------------------
                                 Peter S. Lowy
                                 Vice President


                           WESTFIELD AMERICAN INVESTMENTS
                           PTY. LIMITED


                           By: /s/ Peter S. Lowy
                                ----------------------------------
                                 Peter S. Lowy
                                 Managing Director


                           WESTFIELD AMERICA MANAGEMENT
                           LIMITED in its capacity as responsible entity and trustee of Westfield America Trust


                           By: /s/ Peter S. Lowy
                                ----------------------------------
                                 Peter S. Lowy
                                 Managing Director